[Empire State Bank, N.A. Letterhead]







                                  May 11, 2006

VIA EDGAR AND FACSIMILE (202) 362-2902
--------------------------------------

Mr. Kevin Vaughn
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

         RE: ES Bancshares, Inc. Registration Statement on Form S-4 File No. 333-133029
                  ----------------------------------

Dear Mr. Vaughn:

     On behalf of ES Bancshares, Inc. (the "Registrant") and in accordance with Rule 101 of Regulation S-T, set forth below is supplemental information regarding the proposed accounting for the assumption of Empire State Bank's organizer warrants by the Registrant.

SFAS 141, Business Combinations
The authoritative literature for the proposed transaction for the formation of a Holding company by the Bank is SFAS 141, Business Combinations. Paragraph 11 of this statement indicates that transfers of net assets or exchanges of equity interests between entities under common control, such as Empire State Bank and ES Bancshares, are controlled by paragraphs D11-D18 of Appendix D. Paragraph D12 states that when accounting for the exchange of shares between entities under common control, the entity that receives the equity interests shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer. We believe that this guidance will be the basis for accounting for this proposed transaction and that no gains or losses will be recognized as a result of this proposed transaction.

SFAS 123, Share-Based Payment
The Bank granted stock warrants to the organizers of the Bank in June 2004. At that time, the Bank adopted and applied the fair value based method of accounting under SFAS 123. This resulted in an expense of $323,000 at the date of grant due to the immediate vesting of such warrants. The fair value was calculated utilizing the Black Scholes Model.

In response to the Securities and Exchange Commission's inquiry regarding the accounting rules as it relates to the stock warrants issued to the Bank's organizers and the exchange of such warrants for holding company warrants, we have summarized our interpretation of the application of SFAS 123(R) (As Amended) "Share-Based Payment".

Mr. Kevin Vaughn
May 11, 2006
Page 2


Under the heading Key Provisions of This Statement of the Summary it is stated that if an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. Paragraph 51 provides further discussion as it relates to modifications of awards of equity instruments. This paragraph states that a modification of the terms or conditions of an equity award shall be treated as an exchange of the original award for a new award. Paragraph 51a again discusses the incremental compensation cost and the fact that this cost is based on the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified.

Paragraph 53 indicates that exchanges of share options or other equity instruments or changes to their terms in conjunction with an equity restructuring or a business combination are modifications for purposes of this statement and refers back to paragraph 51 for guidance. Paragraph 56 states that the cancellation of an award accompanied by the concurrent grant of a replacement award shall be accounted for as a modification of the terms of the cancelled award thus resulting in the measurement of incremental compensation cost as described in paragraph 51.

     o Based on the proposed transaction, we will be exchanging the organizer stock warrants issued by the Bank for stock warrants issued by the holding company which results in a modification of terms of the original award. If we calculate the fair value of the original award immediately before the modification and of the new award immediately after the modification, the result will be the same fair value since there will be no changes to the strike price, expiration dates, vesting, or other factors used in calculating the fair value utilizing the Black Scholes model. In this regard, we note that the organizer warrants will not be registered under the 1934 Act following the completion of the transaction. As a result, no incremental compensation cost will be recorded.


                              Sincerely,
                              /s/ Arthur W. Budich
                              Arthur W. Buditch,
                                Chief Financial Officer, ES Bancshares, Inc.

cc:  Angel Connell